-FOR IMMEDIATE RELEASE-

      GALIL MEDICAL , AN ELRON GROUP COMPANY, IN ADVANCED
NEGOTIATIONS TO SELL ITS INTEREST IN ONCURA AND TO ACQUIRE
ONCURA’S UROLOGY RELATED CRYOTHERAPY BUSINESS

Tel Aviv, Israel, November 22, 2006 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that Galil Medical Ltd., currently approximately 40% held by Elron directly and indirectly through RDC-Rafael Development Corporation Ltd., is in advanced negotiations to sell its 25% interest in Oncura, Inc. (“Oncura”) to Oncura’s 75% shareholder, GE Healthcare and to acquire Oncura’s urology related cryotherapy business from Oncura. The net amount payable by Galil Medical would be $20 million. Oncura was originally formed as a the result of a combination, completed July 1, 2003, of the urology business of Galil Medical, and the brachytherapy business of Amersham plc, now part of GE Healthcare.

The completion of the proposed transaction is subject to the signing of definitive agreements which will contain various closing conditions and there is no assurance that the transaction will be completed.

Galil Medical develops, manufactures and markets an innovative cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications. Galil Medical’s cryotherapy systems have been used worldwide for the treatment of prostate and kidney cancer. The company’s Next generation systems are being developed for women’s health conditions and liver, lung and bone cancer.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)